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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8A

       NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: HORACE MANN LIFE INSURANCE GROUP ANNUITY SEPARATE ACCOUNT

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                             ONE HORACE MANN PLAZA,
                           SPRINGFIELD, ILLINOIS 62715

Telephone Number (including area code): 217-789-2500

Name and address of agent for service of process:   ANN M. CAPARROS
                                                    ONE HORACE MANN PLAZA
                                                    SPRINGFIELD, ILLINOIS 62715

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X]..NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507.
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                                   SIGNATURES

      Pursuant to the requirements of the Investment Company Act of 1940 the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Springfield and state of Illinois on the 7(th) day of August 2006.

[SEAL]                                 Horace Mann Life Insurance Group Annuity
                                                   Separate Account
                                       --------------------------------
                                                      Registrant

       BY     Horace Mann Life Insurance Company
              -----------------------------------
                     Sponsor

Attest:    /s/ Ann M. Caparros               By /s/ Louis Lower
           ----------------------            ----------------------------------
           Ann M. Caparros                   Louis G. Lower II, President and
           Corporate Secretary               Chief Executive Officer
           of the Sponsor                    of the Sponsor